UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 144
NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a
sale directly with a market maker	OMB APPROVAL
OMB Number: 3235-0101
Expires: February 28, 2014
Estimated average burden
hours per response. . 1.00
SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

1 (a) NAME OF ISSUER (Please type or print)					(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.

Destiny Media Technologies, Inc.
1(d)ADDRESS OF ISSUER					(e)TELEPHONE
					AREA CODE	NUMBER
#750 PO Box 11527 650 West Georgia Street, Vancouver BC V6B 4N7					604	609-7736
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT			(b) RELATIONSHIP TO ISSUER		(d) ADDRESS
THE SECURITIES ARE TO BE SOLD					#750 PO Box 11527 650 West Georgia Street,
			Chief Financial Officer		Vancouver BC V6B 4N7
Frederick Vandenberg
INSTRUCTION: The person filing this notice should contact the issuer to obtain the IRS identification Number and the S.E.C. File Number.
3(a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities Are To Be Offered or Each Market Maker who Is Acquiring the Securities	SEC USE ONLY	(c) Number of Shares or Other Units To Be Sold See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO/DAYYR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
Broker-Dealer File Number
COMMON SHARES	RBC Direct Investing Inc. Royal Bank Plaza 200 Bay Street, North Tower P.O. Box 75 Toronto, Ontario M5J 2Z5		300,000	$498,000	52,442,166	On or after Feb. 7, 2014	TSX.V OTCQX

INSTRUCTIONS:
1. (a) Name of issuer
    (b) Issuer's IRS Identification Number
    (c) Issuer's SEC file number, if any
    (d) Issuer's address, including zip code
    (e) Issuer's telephone number, including area code

2. (a) Name of person for whose account the securities are to be sold
    (b) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
    (c) Such person's address, including zip code

3. (a) Title of the class of securities to be sold
    (b) Name and Address of each broker through whom the securities are intended to be sold
    (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)

    (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
    (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
    (f) Approximate date on which the securities are to be sold
    (g) Name of each securities exchange, if any, on which the securities are intended to be sold

TABLE I — SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
Title of the Class	Date you Acquired (MO/DAY/YR.)	Nature of Acquisition Transaction	Name of Person from Whom Acquired (if gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment (MO/DAY/YR.)	Nature of Payment
Common	11/21/2007	Open Market	Unknown	1,633	11/21/2007	Cash
Common	11/27/2007	Open Market	Unknown	25,000	11/27/2007	Cash
Common	11/24/2007	Open Market	Unknown	50,000	11/24/2007	Cash
Common	7/7/2008	Open Market	Unknown	20,000	7/7/2008	Cash
Common	9/9/2008	Open Market	Unknown	10,000	9/9/2008	Cash
Common	12/7/2010	Open Market	Unknown	5,000	12/7/2010	Cash
Common	4/15/2011	ESPP	Unknown	55,702	4/15/2011	Cash
Common	2/15/2012	ESPP	Unknown	43,215	2/15/2012	Cash
Common	2/26/2012	Warrants Exercise	Issuer	5,493	2/26/2012	Cashless
Common	1/31/2013	ESPP	Unknown	28,798	1/31/2013	Cash
Common	1/9/2014	Option Exercise	Issuer	55,159	1/9/2014	Cashless

INSTRUCTIONS:

If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.
Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

REMARKS:
ESPP – is the employee share purchase plan.
Issuer is Destiny Media Technologies, Inc.

INSTRUCTIONS:	ATTENTION:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.	The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

February 6, 2014	/s/Frederick Vandenberg
DATE OF NOTICE	(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold.
Date of Plan Adoption or Giving of Instruction, if relying on Rule 10b5-1	At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)